The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-187185

Subject to Completion, dated November 13, 2013

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 2, 2013)

5,650,000 Shares

Sapiens International Corporation N.V.

Common Shares

This is an offering of 5,650,000 common shares of Sapiens International Corporation N.V.

Our shares trade on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “SPNS.” The last reported trading price of our shares on the NASDAQ Capital Market on November 12, 2013 was $6.87.

Investing in the common shares involves risks. See “Risk Factors” section beginning on page S-8 of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase 847,500 additional shares on the same terms and conditions set forth above, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays expects to deliver the shares on or about            , 2013.

Barclays

William Blair

Needham & Company	Roth Capital Partners

Prospectus Supplement dated            , 2013

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which provides more general information about securities we may offer from time to time, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. We urge you to carefully read this prospectus supplement and the prospectus, and the documents incorporated by reference therein and herein, before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may add or update information contained in the prospectus and the documents incorporated by reference therein or herein. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein or herein that were filed before the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein or herein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, or contained in any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with different information. The distribution of this prospectus supplement and sale of these securities in certain jurisdictions may be restricted by law. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Law-1968, or the Israeli Securities Law (which requires, among others, the filing of a prospectus in Israel or an exemption therefrom). Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement or prospectus to “our company,” “the Company,” “we,” “us,” “our,” and “Sapiens” refer to Sapiens International Corporation N.V., a Curaçao public limited liability company and its consolidated subsidiaries.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein and herein contain forward-looking statements, which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include descriptions and projections concerning: competitive pressures, revenues, growth prospects (both for our industry and for our company), product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “expects,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in any of the foregoing. Such factors and many other factors which are beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include data, forecasts and information obtained from industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Forecasts and other metrics included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein to describe our industry are inherently uncertain and speculative in nature and actual results for any period may materially differ. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented in this prospectus supplement or the accompanying prospectus or in the documents incorporated by reference herein and therein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in the securities offered by this prospectus supplement. You should read this summary together with the entire prospectus supplement and the accompanying prospectus, including our financial statements, the notes to those financial statements and the other documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. See “Risk Factors” beginning on page S-8 of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference for a discussion of the risks involved in investing in our securities.

Overview

We are a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core software solutions for Property & Casualty/General Insurance, or P&C, and Life, Annuities, & Pensions, or L&P, providers, allowing them to manage policy administration, claims management and billing functions. We also provide record-keeping software solutions for providers of Retirement Services and offer a variety of technology-based solutions that enable organizations to deploy business logic and comply with policies and regulations across their organizations. Our solutions enable customers to respond to evolving market needs and regulatory changes, while improving the efficiency of their core operations, thereby increasing revenues and reducing costs. We believe the market for core software solutions aimed at the P&C and L&P insurance markets in which we operate will approximate $25.0 billion in 2013.

Many participants in the global insurance markets and financial services are currently experiencing significant operational challenges due to the lack of flexibility of their legacy policy administration systems. The systems these providers typically rely on have often been in operation for decades, were designed using outdated programming languages, or run on legacy hardware. Moreover, these providers often have multiple policy administration systems in use simultaneously. As a result, many market participants are unable to rapidly innovate, grow by modifying current products, introduce new products or reach new market segments, and are also unable to achieve operating efficiencies to reduce costs. Increasingly, many market participants face challenges in responding to the rapidly changing regulatory environment which, in many instances, requires changes to be made to underlying technology infrastructures and internal information technology, or IT, processes. We believe that the confluence of changing market dynamics and evolution of regulatory frameworks will provide us with ongoing opportunities for growth in the future.

We have developed scalable, configurable, rule-based core software platforms which offer our clients comprehensive and function-rich solutions. Our solutions allow our customers to support new delivery channels such as mobile and social, rapidly deploy new products, and improve operational efficiency. As our software is customizable to match specific business requirements, it supports our customers’ operations across different market segments, geographies and regulatory regimes. In addition, our software solutions enable compliance with complex and rapidly evolving regulations in the insurance and wider financial services industry.

Our technology-based solutions include application development and business decision management platforms. Our application development platforms allow for the deployment of tailor-made solutions that address unique business needs for which pre-packaged software solutions may not be available. Our business decision management platform, Sapiens DECISION, allows business professionals to design, simulate, implement, change and analyze the business logic that drives financial operations and compliance in a business-friendly format and environment. Our platform facilitates the swift deployment of new or changed business logic that originates from regulatory updates or market changes, reduces costs and improves efficiency by shortening the software development lifecycle. This platform empowers the organization’s business users as they manage their business strategy, rules and logic by using business terms rather than programming language.

We were incorporated in 1982 and completed our initial public offering on NASDAQ in 1992 and the dual-listing our shares for trading on the Tel Aviv Stock Exchange, or TASE, in 2003. For the nine months ended September 30, 2013, we generated $99.2 million of revenues and $0.21 of earnings per share. We have approximately 900 employees, more than 100 customers and derived 34.5%, 55.3% and 10.2% of our revenue from the Americas, Europe and Asia-Pacific in the nine months ended September 30, 2013, respectively. On April 27, 2010, we acquired Harcase Software Limited for total consideration of $3.0 million. On August 21,

2011 we significantly enhanced our product offering through the acquisition of FIS Software Ltd, and IDIT I.D.I. Technologies Ltd. for total consideration of $49.7 million and $31.4 million, respectively.

Our Strengths

We operate in a large market undergoing significant transformation.  According to Celent, a research firm (IT Spending in Insurance — A Global Perspective, March 2013), global IT spending by insurance companies is expected to grow from $140.2 billion in 2013 to $154.5 billion in 2015. In particular, such IT spending on external software and IT services will total approximately $57.0 billion in 2013, and is expected to increase to $63.7 billion by 2015, representing a 6% compound annual growth rate from 2013 to 2015. Of these amounts, we believe that our current total addressable market for core insurance software solutions is approximately $25.0 billion and that it will grow as a result of the need for insurance carriers and other financial institutions to spend on modern software solutions from external providers to rectify the operational challenges presented by the inefficiency of their legacy policy administration systems. Such systems include technical and functional limitations that have an adverse impact on the ability of carriers to swiftly launch new, innovative products in line with their customers’ needs and preferences. These legacy systems also slow down carriers’ business and geographic expansion and lead to operational inefficiencies which are translated into increased costs. Furthermore, our customers are operating in a dynamic and changing regulatory environment. Often, these legacy systems simply do not support new regulatory requirements and put carriers at risk of non compliance. We believe these challenges will cause an accelerating shift from spending on legacy systems to new software solutions and a shift from reliance on in-house development to external vendors such as ourselves.

Comprehensive suite of core solutions.  We offer end-to-end solutions for the P&C and L&P markets, supporting all sub-segments of these markets and the complete lifecycle of product lines on a single system. Our software supports and enables our customers’ most fundamental insurance business processes, including policy administration, billing and claims. In addition, our solutions in the retirement market enable record keeping for retirement services providers, which are fundamental to their operations. Our business decision management platform is a unique solution for the management design and simulation of the business logic behind operations and compliance in a wide variety of organizations. Our platforms are built for global and multi-national operations, and for use in a variety of international regulatory, language and currency environments.

Innovative products with leading functionality and technology.  Our solutions include integrated, flexible, configurable, scalable and reliable suites of products based on advanced architectures, which are specifically designed for our customers’ needs. In addition, our solutions our highly compatible with other software solutions our customers may use. We allow carriers to support new sales channels, including mobile and social, reduce time to market for new product launches, and lower total cost of ownership. We have significant investment in research and development to ensure that our products employ new technology and are compatible with the needs of our clients. As a result, our products are highly regarded by leading industry analysts, such as Celent and Ovum, for their levels of both technology and functionality.

Strong, diverse and stable customer base.  We currently have more than 100 customers globally, including some of the world’s largest global insurance carriers and financial institutions. Our customer base is well diversified across the P&C, L&P and retirement services segments. We believe our business decision management solutions are applicable across the financial industry, and offer an opportunity for further diversification. We derived 34.5%, 55.3% and 10.2% of our revenue from the Americas, Europe and Asia-Pacific in the nine months ended September 30, 2013 and 30.6%, 57.8% and 11.6%, respectively, in 2012. Installing a new core system is a major undertaking for insurance carriers, that involves extended pre-production work and entails a complex integration and implementation effort. Our products are at the core of our customers business, and therefore our customers are committed to our products, providing us with long-term relationships that result in revenue stability. Many of our customer relationships have been in place for more than 10 years and we have benefited from recurring revenues as customers request support, upgrades, and enhancements for our systems.

Proven management team.  Our management team has aggregate industry experience of over 150 years. Our team possesses a variety of skills in product development, business development, sales, marketing, technology and finance as well as a unique knowledge of the financial industry. The current management team has been able to achieve our business and development objectives to date. We have also been successful in retaining key personnel from the companies we acquired and benefit from their experience and knowledge of the acquired products and technology.

Our Strategy

Our goal is to become a market leader in the global software solutions marketplace for the financial services industry, with a focus on insurance. We plan to achieve our goals by focusing on the following principles:

Expansion of our sales in existing products and markets.  We intend to build upon our existing customer relationships to sell additional products and to sell our products to additional business units within our customer base. We believe our strong relationships and track record with our customers position us to successfully grow our sales in existing products and markets.

Organic growth into new markets.  We plan to grow our business by developing new products and marketing our existing products in new markets. In particular, we believe that there is considerable opportunity to commence and grow sales of our P&C product suite in the United States and Canada, and also to expand the customer base for Sapiens DECISION.

Continue to develop long-term relationships with our customers.  We intend to strengthen our recurring revenue model by providing additional solutions, support, maintenance, assistance, and implementation services to our existing customer base, leveraging on our comprehensive and diversified product suite. We intend to leverage our existing technologies and familiarity with the industry to develop new products to continue to address our customers’ evolving needs, thus strengthening our relationships with them.

Innovation and technology leadership.  We plan to continue to enhance our software platform solutions to ensure they remain leading products in terms of functionality and technology. We believe our focus on innovation and our industry expertise will enable us to improve our existing product offering as well as to produce new software solutions for the benefit of our customers and partners. We will continue to leverage the insights and best practices drawn from our customer base as well as to invest in research and development.

Growth through acquisitions.  As part of our growth strategy, we have made and successfully integrated three acquisitions over the past few years. We will continue to seek and evaluate opportunities to grow through acquisitions of companies with complementary software solutions, technologies and related intellectual property or customer base. As various companies in our industry offer differentiated solutions sold to different customers, we believe we may encounter opportunities to acquire companies or technologies that can be meaningfully synergistic with our solutions. We will balance investment in such acquisitions with return to investors and allocate our capital resources accordingly.

Corporate Information

We are a public limited liability company. We were incorporated and registered in the former Netherlands Antilles on April 6, 1990. Following the dissolution of The Netherlands Antilles in late 2010, we became registered, and currently operate, under the provisions of the Curaçao Civil Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is +5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our principal executive office is located at Azrieli Center, 26 Harukmim St., Holon, 5885800 Israel and the telephone number for this office is +972-3-790-2000. Our agent for service of process in the United States is our subsidiary, Sapiens Americas Corporation, 4000 CentreGreen Way, Suite 150, Cary, NC 27513, USA. Our website address is http://www.sapiens.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus supplement.

Throughout this prospectus supplement, we refer to various trademarks, service marks and trade names that we use in our business. Sapiens® and RapidSure® are two of our registered trademarks. We also have several other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common shares offered by us
5,650,000 common shares (or 6,497,500 common shares if the underwriters exercise their option to purchase additional shares in full).
Common shares to be outstanding immediately following this offering
45,120,595 common shares (or 45,968,095 common shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that we will receive net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, of $36.1 million from the sale by us of common shares in this offering, assuming an offering price of $6.87 per share, which was the last reported sale price of our common shares as reported on the NASDAQ Capital Market on November 12, 2013. We intend to use the net proceeds of this offering for general corporate purposes. General corporate purposes may include, among other things, acquisitions or investments in complementary companies, products or technologies, additions to working capital, capital expenditures and other investments. See “Use of Proceeds.”
Dividend policy
Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, our Board of Directors determined to declare and pay a one-time cash dividend of $0.15 per common share (or $5.8 million in the aggregate). We currently have no dividend policy and do not presently anticipate paying dividends within the next twelve months.
NASDAQ Capital Market and TASE symbol
“SPNS”
Risk factors
See “Risk Factors” beginning on page S-8 of this prospectus supplement, beginning on page 3 of the accompanying prospectus and in the documents incorporated by reference for a discussion of factors you should carefully consider before deciding to invest in our common shares.

The number of our common shares to be outstanding immediately following the closing of this offering is based on 39,470,595 common shares outstanding as of October 31, 2013 and excludes, as of that date:

•	1,866,774 and 1,920,731 common shares issuable upon the exercise of outstanding stock options under our 2011 Share Incentive Plan and various other prior incentive plans, respectively, at weighted average exercise prices of $3.47 and $1.39 per share, respectively;
•	1,028,000 common shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $3.77 per share; and
•	976,984 common shares available for future grant under our 2011 Share Incentive Plan.

Unless specifically stated, the information in this prospectus supplement does not take into account the exercise of the underwriters’ option to purchase up to an additional 847,500 common shares pursuant to the option to purchase additional shares granted to the underwriters by us.

Summary Consolidated Financial Data

The following table sets forth a summary of our consolidated financial data. The summary consolidated statements of income data for the years ended December 31, 2010, 2011 and 2012, and the summary consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements that appear in our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement. The audited financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP, except as otherwise described therein.

The summary historical consolidated statements of operations data (unaudited) for the nine months ended September 30, 2012 and 2013, and the consolidated historical balance sheet data (unaudited) as of September 30, 2013, have been derived from our unaudited consolidated quarterly financial statements that appear in our report of foreign private issuer on Form 6-K furnished to the SEC on November 13, 2013 and that are incorporated by reference in this prospectus supplement.

The historical financial results presented below are not necessarily indicative of results that can be expected for any future period. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the operating results that may be expected for the full year. The unaudited consolidated financial statement data was prepared on a basis consistent with our audited consolidated financial statement data and includes, in the opinion of our management, all adjustments necessary for the fair presentation of the financial information contained in that data.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included in (i) Item 5 of our annual report on Form 20-F for the year ended December 31, 2012 and (ii) the exhibits to our report of foreign private issuer on Form 6-K, which were filed with, and furnished to (respectively), the SEC on March 11, 2013 and November 13, 2013, respectively, and which are incorporated by reference herein.

Statements of Income Data:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(unaudited)
	(U.S. dollars in thousands, except per share data)
Revenues	$52,235	$69,927	$113,909	$82,739	$99,185
Cost of revenues	29,921	40,067	66,459	47,384	62,279
Gross Profit	22,314	29,860	47,450	35,355	36,906
Operating Expenses:
Research and development, net	3,293	5,008	10,169	7,575	9,078
Selling, marketing, general and administrative	12,310	18,113	25,236	19,254	19,270
Acquisition-related and restructuring costs	—	1,115	—	—	—
Total operating expenses	15,603	24,236	35,405	26,829	28,348
Operating income:	6,711	5,624	12,045	8,526	8,558
Financial income (expenses), net	(364)	104	193	385	308
Income before taxes on income	6,347	5,728	12,238	8,911	8,866
Taxes on income (benefit)	177	(230)	435	424	654
Net income	6,170	5,958	11,803	8,487	8,212
Attributable to non-controlling interest	18	61	23	23	29
Net income attributable to Sapiens	6,152	5,897	11,780	8,464	8,183
Basic net earnings per share attributable to Sapiens’ shareholders	$0.28	$0.21	$0.29	$0.21	$0.21
Diluted net earnings per share attributable to Sapiens’ shareholders	$0.28	$0.19	$0.28	$0.20	$0.20
Weighted average number of shares used in computing basic net earnings per share	21,583	28,460	39,953	39,771	39,043
Weighted average number of shares used in computing diluted net earnings per share	22,181	30,764	41,671	41,733	41,297

Balance Sheet Data:

	At December 31,			At September 30,
	2010	2011	2012	2012	2013
				(unaudited)
	(U.S. dollars in thousands)
Cash and cash equivalents	$16,182	$21,460	$29,050	$33,110	$28,111
Working capital	4,868	7,736	18,723	21,014	22,121
Total assets	58,719	153,468	162,584	162,732	178,175
Accrued severance pay(1)	4,446	10,711	11,645	11,369	12,986
Other long-term liabilities	299	617	803	631	1,485
Capital stock	133,418	208,464	210,594	209,943	212,867
Total equity	$34,118	$110,247	$118,439	$118,220	$127,476

(1)	Accrued severance pay relates to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our obligation for our Israeli employees is fully provided for by monthly deposits with insurance policies and by provision in accordance with Israeli Severance Pay Law (For more details, please refer to Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012).

Non-GAAP Financial Data

	For the nine months ended September 30,
	2012	2013
	(unaudited)	(unaudited)
	(U.S. dollars in thousands, except per share data)
Non-GAAP Revenues	$83,058	$99,185
Non-GAAP Gross profit	38,871	40,936
Non-GAAP Operating profit	11,168	10,291
Non-GAAP Net income attributable to Sapiens' shareholders	10,978	10,259
Non-GAAP Basic earnings per share	0.28	0.26
Non-GAAP Diluted earnings per share	0.26	0.25

We believe that the non-GAAP measures of our financial results set forth above, consisting of non-GAAP revenue, non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income attributable to Sapiens’ shareholders and non-GAAP basic earnings per share and non-GAAP diluted earnings per share, provide useful information to our management and to investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to our Board of Directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those used by other software companies, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in conjunction with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures, which is set forth below, and not to rely on any single financial measure to evaluate our business.

Reconciliation of GAAP to Non-GAAP Results

(U.S. dollars in thousands, except per share amounts)

	For the nine months ended
	September 30, 2012	September 30, 2013
	(unaudited)	(unaudited)
GAAP revenues	$82,739	$99,185
Valuation adjustment on acquired deferred revenue and long term contract	319	—
Non-GAAP revenues	83,058	99,185
GAAP gross profit	35,355	36,906
Revenues valuation adjustment (as above)	319	—
Amortization of capitalized software	2,566	3,370
Amortization of other intangible assets	631	660
Non-GAAP gross profit	38,871	40,936
GAAP operating income	8,526	8,558
Gross profit adjustment	3,516	4,030
Capitalization of software development	(2,645)	(3,936)
Amortization of other intangible assets	1,305	940
Stock-based compensation	466	699
Non-GAAP operating profit	11,168	10,291
GAAP net income attributable to Sapiens shareholders	8,464	8,183
Operating income adjustments	2,642	1,733
Other	(128)	343
Non-GAAP net income attributable to Sapiens shareholders	$10,978	$10,259
Non-GAAP basic earnings per share	$0.28	$0.26
Non-GAAP diluted earnings per share	$0.26	$0.25
Weighted average number of shares used to computation of earnings per share
Basic	39,771	39,043
Diluted	41,733	41,297

RISK FACTORS

Risks Relating to Our Business, Our Industry and our Financing Activities

Our development cycles are lengthy, we may not have the resources available to complete development of new, enhanced or modified solutions and we may incur significant expenses before we generate revenues, if any, from our solutions.

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. We may also not have sufficient funds or other resources to make the required investments in product development. Even where we succeed in our sales efforts and obtain new orders from customers, the complexity involved in delivering our solutions to such customers makes it more difficult for us to consummate delivery in a timely manner and to recognize revenue and maximize profitability. Failure to deliver our solutions in a timely manner could result in order cancellations, damage our reputations and require us to indemnify our customers. Any of these risks relating to our lengthy and expensive development cycle could have a material adverse effect on our business, financial conditions and results of operations.

Our sales cycle is variable and often lengthy, depends upon many factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. Customers typically undertake a significant evaluation process, which frequently involves not only our solutions, but also those of our competitors and can result in a lengthy sales cycle. Our sales cycle for new customers is typically six to eighteen months and can extend even longer in some cases. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Investment in highly skilled research and development personnel is critical to our ability to develop and enhance our solutions support our customers, but an increase in such investment may reduce our profitability.

As a provider of software solutions that rely upon technological advancements, we rely heavily our research and development activities to remain competitive. We consequently depend in large part on the ability to attract, train, motivate and retain highly skilled information technology professionals for our research and development team, particularly individuals with knowledge and experience in the insurance industry. Because our software solutions are highly complex and are generally used by our customers to perform critical business functions, we also depend heavily on other skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified research and development personnel and other technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. Even if we succeed in retaining the necessary skilled personnel and in our research and development efforts, our investments in our personnel and product development efforts increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. Given the highly competitive industry in which we operate, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Furthermore, if we seek to expand the marketing and offering of our products into new territories, that requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all.

If existing customers are not satisfied with our solutions and services and do not make subsequent purchases from us and do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

Our existing customers are a key asset, and we depend on repeat product and service revenues from our base of customers. Five of our customers accounted for 33% and 31% of our revenues in the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our technologies. A significant decline in our revenue stream from existing customers would have a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance.

Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to liability claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position.

Failure to meet customer expectations with respect to the implementation and use of our solutions could result in negative publicity, reduced sales and diversion of resources.

We generally provide our customers with upfront estimates regarding the duration, budget and costs associated with the implementation of our products. Implementation of our solutions is complex and meeting the anticipated duration, budget and costs often depend on factors relating to our customers or their other vendors. We may not meet the upfront estimates and expectations of our customers for the implementation of our solutions or the provision of our services as a result of factors within our control such as issues or limitations with our solutions, or factors beyond our control such as issues related to our system integrator partners or our customers' IT employees.

If we fail to meet upfront estimates and the expectations of our customers for the implementation of our solutions, our reputation could be harmed, which could adversely affect our ability to attract new customers and sell additional solutions and services to existing customers.

Our business involves long-term, large projects, some of which are fixed-price projects that involve uncertainties, such as estimated project costs and profit margins, and which can therefore adversely affect our results of operations.

Our business is characterized by relatively large projects or engagements that can have a significant impact on our total revenue and cost of revenue from quarter to quarter. A high percentage of our expenses, particularly employee compensation, are relatively fixed. Therefore, a variation in the timing of the initiation, progress or completion of projects or engagements can cause significant variations in operating results from quarter to quarter.

This is particularly the case on fixed-price contracts. Some of our solutions and services are sold as fixed-price projects with delivery requirements spanning more than one year. As our projects can be highly complex, we may not be able to accurately estimate our actual costs of completing a fixed-price project. If our actual cost-to-completion of these projects exceeds significantly the estimated costs, we could experience a loss on the related contracts, which would have a material adverse effect on our results of operations, financial position and cash flow.

Similarly, delays in executing client contracts (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Our solutions are delivered over periods of time ranging from several months to a few years. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

If we are unable to deliver specified functionality, or combine multiple arrangements signed in different periods, our revenues relating to entire software orders will be deferred and recognized over future periods, reducing the revenues we recognize on a significant portion of a given order in a particular quarter.

In the course of our selling efforts, we typically enter into sales arrangements pursuant to which we license our software applications and provide maintenance support and professional services. We refer to each individual product or service as an “element” of the overall sales arrangement. These arrangements typically require us to deliver particular elements in a future period. We apply software revenue recognition rules and allocate the total revenues among elements based on the objective and reliable evidence of fair value, or vendor-specific objective evidence, VSOE, of fair value of each element. If we are unable to determine the VSOE of fair value of any undelivered elements, offer certain contractual provisions to our customers, such as delivery of specified functionality, or combine multiple arrangements signed in different periods, then we are required under U.S. generally accepted accounting principles, or GAAP, to defer additional revenues to future periods. If we are required to defer additional revenues to future periods for a significant portion of our sales, our revenues for that quarter could fall below our expectations or those of securities analysts and investors, resulting in a decline in our stock price.

The market for software solutions and related services is highly competitive.

The market for software solutions and related services and for business solutions for the insurance and financial services industry in particular, is highly competitive. Many of our smaller competitors have been acquired by larger competitors, which provides such smaller competitors with greater resources and potentially a larger client base for which they can develop solutions. Our customers or potential customers may prefer suppliers that are larger than us, are better known in the market or that have a greater global reach. In addition, we and some of our competitors have developed systems to allow customers to outsource their core systems to external providers (known as BPO). We are seeking to partner with BPO providers, but there can be no assurance that such BPO providers will adopt our solutions rather than those of our competitors. Determinations by current and potential customers to use BPO providers that do not use our solutions may result in the loss of such customers and limit our ability to gain new customers.

Consolidation in the insurance industry in which some of our clients operate also increases competitiveness for us by reducing the number of potential clients for whose business we and our competitors compete. The high level of continuity with which insurance and other financial services clients remain with their providers of software-related services also increases general competitiveness by tying clients to their service providers and thereby shrinking the market of potential clients.

Incorrect or improper use of our products or our failure to properly train customers on how to implement or utilize our products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition and growth prospects.

Our products are complex and are deployed in a wide variety of network environments. The proper use of our solutions requires training of the customer. If our solutions are not used correctly or as intended, inadequate performance may result. Additionally, our customers or third-party partners may incorrectly implement or use our solutions. Our solutions may also be intentionally misused or abused by customers or their employees or third parties who are able to access or use our solutions. Similarly, our solutions are sometimes installed or maintained by customers or third parties with smaller or less qualified IT departments, potentially resulting in sub-optimal installation and, consequently, performance that is less than the level anticipated by the customer. Because our customers rely on our software, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide implementation or maintenance services to our customers has resulted in terminated work orders and may result in termination of work orders, negative publicity or legal claims against us in the future. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our software and services.

In addition, if there is substantial turnover of customer personnel responsible for implementation and use of our products, or if customer personnel are not well trained in the use of our products, customers may defer the deployment of our products, may deploy them in a more limited manner than originally anticipated or may not deploy them at all. Further, if there is substantial turnover of the customer personnel responsible for implementation and use of our products, our ability to make additional sales may be substantially limited.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and divert the time and attention of our management and technical personnel.

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

In accordance with industry practice, since we have no registered patents, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

We and our customers rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third party technology could limit the functionality of our products and might require us to redesign our products.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use and distribute, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

We could be required to provide the source code of our products to our customers.

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition.

Catastrophes may adversely impact the P&C insurance industry, preventing us from expanding or maintaining our existing customer base and increasing our revenues.

Our customers include P&C insurance carriers that have experienced, and will likely experience in the future, catastrophe losses that adversely impact their businesses. Catastrophes can be caused by various events, including, amongst others, hurricanes, tsunamis, floods, windstorms, earthquakes, hail, tornados, explosions, severe weather and fires. Moreover, acts of terrorism or war could cause disruptions in our or our customers’ businesses or the economy as a whole. The risks associated with natural disasters and catastrophes are inherently unpredictable, and it is difficult to predict the timing of such events or estimate the amount of loss they will generate. In the event a future catastrophe adversely impacts our current or potential customers, we may be prevented from maintaining and expanding our customer base and from increasing our revenues because such events may cause customers to postpone purchases of new products and professional service engagements or discontinue projects.

There may be consolidation in the P&C insurance industry, which could reduce the use of our products and services and adversely affect our revenues.

Mergers or consolidations among our customers could reduce the number of our customers and potential customers. This could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. Any of these developments could materially and adversely affect our results of operations and cash flows.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

Failure to manage our rapid growth effectively and manage our headquarters transition could harm our business.

We have recently experienced, and expect to continue to experience, rapid growth in our number of employees and in our international operations that has placed, and will continue to place, a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically distributed locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, since it may take as long as six months to hire and train a new member of our professional services staff, we make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. Furthermore, we have recently completed the relocation of our corporate headquarters within Israel, having moved from Ness Ziona to Holon in July 2013. We have incurred additional expense in connection with this relocation and our new headquarters lease. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. We also intend to continue to expand into additional international markets which, if not technologically or commercially successful, could harm our financial condition and prospects.

Risks Relating to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We sell our products and services to customers located outside the United States and Canada, and we are continuing to expand our international operations as part of our growth strategy. In fiscal year 2012 and the nine months ended September 30, 2013, 69% and 65%, respectively, of our revenues were derived from outside of North America. Our current international operations and our plans to expand our international operations subject us to a variety of risks, including:

•	increased exposure to fluctuations in foreign currency exchange rates;
•	increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;
•	the need to localize our products and licensing programs for international customers;
•	lack of familiarity with and unexpected changes in foreign regulatory requirements;
•	the burdens of complying with a wide variety of foreign laws and legal standards;
•	compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;
•	import and export license requirements, tariffs, taxes and other trade barriers;
•	increased financial accounting and reporting burdens and complexities;
•	weaker protection of intellectual property rights in some countries;
•	multiple and possibly overlapping tax regimes; and
•	political, social and economic instability abroad, terrorist attacks and security concerns in general.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

International operations in the insurance industry, in which a significant portion of our business is concentrated, is accompanied by additional costs related to adaptation to specific territories.

As we seek to expand the marketing and offering of our products into new territories, because insurance regulations vary by legal jurisdiction, the investment required to adapt our solutions to the legal and language requirements of such territories may prevent or delay us from effectively expanding into such territories. Such adaptation process requires the retention of new, additional skilled personnel with knowledge of the particular market and applicable regulatory regime. Such skilled personnel may not be available at a reasonable cost relative to the additional revenues that we expect to recognize in those territories, or may not be available at all.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Most of our revenues are derived from international operations that are conducted in local currencies, mainly in US dollars but also in GBP, EURO and New Israeli Shekels, or NIS. Our primary economic environment currency is the US dollar and therefore our functional currency is the US dollar.

Fluctuations in exchange rates between the US dollar and other currencies which we and our subsidiaries use, especially the NIS, may negatively affect our earnings. A significant portion of our expenses, including research and development, personnel and facilities-related expenses, are incurred in Israel, in NIS. Consequently, we are particularly exposed to the risk of appreciation of the NIS in relation to the US dollar. This appreciation would cause an increase in our expenses as recorded in our US dollar denominated financial statements even if the expenses denominated in local currencies remains unchanged. In addition, our level of revenues and profits may be adversely affected by exchange rate fluctuations.

In certain locations, we engage in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

The tax benefits that will be available to our Israeli subsidiaries will require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our Israeli subsidiaries have been granted “Approved Enterprise” and “Benefited Enterprise” status, which provide certain benefits, including tax exemptions and reduced tax rates under the Israeli Law for the

Encouragement of Capital Investments, 1959, referred to as the Investment Law. Income not eligible for Approved Enterprise and Benefited Enterprise benefits is taxed at regular rates (25% in 2013 and 26.5% in 2014).

In the event of distribution of dividends from said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved/Benefited Enterprise's income. Tax-exempt income generated under the Approved/Benefited Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation. The benefits period under the Investment Law has yet to commence.

The entitlement to the above benefits (once they commence) is conditional upon the fulfillment of the conditions stipulated by the Investment Law and applicable regulations. Should the Israeli subsidiaries fail to meet such requirements in the future, income attributable to the Approved Enterprise and Benefited Enterprise programs could be subject to the statutory Israeli corporate tax rate and they may be required to refund a portion of the tax benefits already received, with respect to such programs.

Risks Related to an Investment in our Common Shares, Including Pursuant to this Offering

There is limited trading volume for our common shares, which reduces liquidity for our shareholders, and may furthermore cause the stock price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume for our common shares, both on the NASDAQ Capital Market and the TASE. While recently there has been some improvement, the trading volume has still not reached the level that enables shareholders to freely sell their shares in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. As a further result of the limited volume, our common shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

Our management has broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not produce a positive rate of return.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering and cannot assure you that our management will apply the net proceeds from this offering in ways that improve our results of operations or increase the value of your investment. The failure by our management to apply these funds in a manner that produces a positive rate of return could adversely affect our ability to continue to maintain and expand our business, which could cause our stock price to decline.

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Curacao with regard to, among other things, composition of our board of directors (whereby a majority of the members of our board of directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Capital Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

The Israeli government grants that we received require us to meet several conditions and restrict our ability to manufacture and engineer products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS, for the financing of a portion of our research and development expenditures in Israel. When know-how is developed using OCS grants, the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law, as well as the terms of these grants restrict the transfer of the know-how outside of Israel. Transfer of know-how outside of Israel requires pre-approval by the OCS which may at its sole discretion grant such approval and impose certain conditions, including requirement of payment of a transfer fee (referred to in the law as the “Base Amount”) calculated according to the formula provided in the R&D Law which takes into account the consideration for such know-how paid to us in the transaction in which the technology is transferred. In addition, any decrease of the percentage of manufacturing performed in Israel, as originally declared in the application to the OCS, requires us to notify, or to obtain the approval of the OCS and may result in increased royalty payments to the OCS as well as increase total amount to be paid to the OCS. These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the R&D Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

We are not subject to the supervision of the Central Bank of Curaçao and Sint Maarten, so our shareholders are not protected by any regulatory inspections in Curacao.

We are not an entity subject to any regulatory supervision in Curaçao by the Central Bank of Curaçao and Sint Maarten. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in Curaçao, and we are not required to observe any restrictions in respect of its conduct, save as disclosed in this prospectus supplement or our Amended Articles of Association.

As the rights of shareholders under Curacao law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Amended Articles of Association, the Civil Code of Curaçao and the civil law of Curaçao. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Curaçao law are to a large extent governed by the Civil Code of Curaçao, the civil law of Curaçao and applicable case law. The rights of shareholders and the fiduciary responsibilities of our directors under Curaçao law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, Curaçao has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, Curaçao law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended

Articles of Association) that investors may expect to find in relation to a public company are not provided for under Curaçao law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company.

Shareholders in Curacao companies may not be able to initiate shareholder derivative actions, thereby depriving a shareholder of the ability to protect its interests.

While case law does exist in The Kingdom of The Netherlands for derivative actions to be brought in certain circumstances, shareholders in Curaçao companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Curaçao company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Curaçao courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the U.S. based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in Curaçao, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Curaçao of judgments obtained in the U.S., although the courts of Curaçao will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of Curacao provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of Curaçao, there is little statutory protection of minority shareholders other than the provisions of the Civil Code dealing with shareholder remedies. Minority shareholders of a Curaçao company may commence legal proceedings against the company in which they hold shares on the following grounds:

•	tort (onrechtmatige daad). A tortious act may arise if a company makes certain promises to the shareholders, the shareholders could expect a certain attitude from the company according to rules of “reasonableness and fairness” and the company does not comply therewith;
•	the articles of association of the company; or
•	breach of contract assuming there is any specific contract between the minority shareholders and the company.

In addition to the above, there are alternative claims under Curaçao law available for minority shareholders, who seek relief for alleged wrongful acts by a company, its directors or the majority shareholders, such as contesting the corporate resolutions of a company and requesting the majority shareholders to purchase the stake of the minority shareholders (uitkoop). However, these alternative possibilities are very cumbersome and time-consuming.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $36.1 million, assuming an offering price of $6.87 per share, which was the last reported sale price of our common shares as reported on the NASDAQ Capital Market on November 12, 2013, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes. General corporate purposes may include, among other things, acquisitions or investments in complementary companies, products or technologies, additions to working capital, capital expenditures and other investments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the receipt by us of estimated net proceeds of $36.1 million from the issuance and sale of 5,650,000 common shares offered by us, assuming an offering price of $6.87 per share, which was the last reported sale price of our common shares as reported on the NASDAQ Capital Market on November 12, 2013, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this information in conjunction with our unaudited consolidated quarterly financial statements and “Operating and Financial Review and Prospects” that appear in our report of foreign private issuer on Form 6-K furnished to the SEC on November 13, 2013 and that are incorporated by reference in this prospectus supplement.

	As of September 30, 2013
	Actual	As Adjusted
	(unaudited) (U.S. dollars in thousands)
Cash and cash equivalents	$28,111	$64,198
Shareholder’s Equity:
Preferred shares, €0.01 par value: Authorized – 1,000,000 shares; issued and outstanding (actual and as adjusted) – none	—
Common shares, €0.01 par value: Authorized – 54,000,000 shares; issued – 41,694,197 shares (actual) and 47,344,197 shares (as adjusted); outstanding – 39,365,901 shares (actual) and 45,015,901 shares (as adjusted)	556	632
Additional paid-in capital	212,311	248,322
Treasury shares, at cost – 2,328,296 common shares (actual and as adjusted)	(9,423)	(9,423)
Foreign currency translation adjustments	(499)	(499)
Accumulated Deficit:	(76,316)	(76,316)
Total Sapiens International Corporation N.V. shareholders’ equity	126,629	162,716
Non-controlling interests	847	847
Total capitalization	$127,476	$163,563

The above table excludes, as of September 30, 2013:

•	1,866,774 and 2,025,425 common shares issuable upon the exercise of outstanding stock options under our 2011 Share Incentive Plan and various other prior incentive plans, respectively, at weighted average exercise prices of $3.47 and $1.39 per share, respectively;
•	1,028,000 common shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $3.77 per share; and
•	976,984 common shares available for future grant under our 2011 Share Incentive Plan.

PRICE RANGE OF COMMON SHARES

Our common shares are quoted on the NASDAQ Capital Market and on the TASE under the symbol “SPNS.”

NASDAQ:

The table below sets forth the high and low market prices (in U.S. dollars) for our common shares on the NASDAQ Capital Market on an annual basis for the years 2008 through 2012, and for the year 2013 to date, and on a quarterly basis for 2011, 2012 and 2013 (to date).

	HIGH	LOW
Annual
2008	2.40	0.82
2009	2.00	0.76
2010	3.20	1.33
2011	4.74	2.31
2012	4.48	3.03
2013 (through November 12, 2013)	6.97	3.93
2011
First Quarter	4.74	2.31
Second Quarter	4.07	2.96
Third Quarter	4.37	2.67
Fourth Quarter	4.20	2.72
2012
First Quarter	4.33	3.03
Second Quarter	4.48	3.25
Third Quarter	4.07	3.40
Fourth Quarter	4.17	3.16
2013
First Quarter	5.62	3.93
Second Quarter	5.97	4.88
Third Quarter	6.24	5.24
Fourth Quarter (through November 12, 2013)	6.97	5.85

The table below sets forth the high and low market prices (in U.S. dollars) for our common shares on the NASDAQ Capital Market on a monthly basis during the most recent six-month period.

	HIGH	LOW
May 2013	5.79	4.88
June 2013	5.97	5.03
July 2013	6.18	5.24
August 2013	6.06	5.26
September 2013	6.24	5.49
October 2013	6.92	5.85
November 2013 (through November 12, 2013)	6.97	6.20

The closing price of our common shares on the NASDAQ Capital Market on November 12, 2013, being the last practicable date prior to the date of this prospectus supplement, was $6.87.

TASE:

Our common shares began trading on the TASE effective March 6, 2003. Under current Israeli law, we satisfy our reporting obligations in Israel by furnishing to the applicable Israeli regulators those reports that we are required to file or submit in the United States. The table below sets forth the high and low market prices, in U.S. dollars, for our common shares on the TASE on an annual basis for the years 2008 through 2012, and for the year 2013 to date, and on a quarterly basis for 2011, 2012 and 2013 (to date). The conversion from NIS into U.S. dollars for the following two tables is based on the average monthly representative rate of exchange published by the Bank of Israel that was in effect for the month in which such high or low price per share was recorded.

	HIGH	LOW
Annual
2008	2.31	0.88
2009	2.06	0.92
2010	3.30	1.30
2011	4.45	2.35
2012	4.17	2.98
2013 (through November 12, 2013)	6.98	3.96
2011
First Quarter	4.43	2.33
Second Quarter	4.18	3.17
Third Quarter	4.27	3.09
Fourth Quarter	4.18	2.69
2012
First Quarter	4.22	3.04
Second Quarter	4.17	3.16
Third Quarter	3.96	3.49
Fourth Quarter	4.19	3.30
2013
First Quarter	5.43	3.99
Second Quarter	5.84	5.09
Third Quarter	6.41	5.19
Fourth Quarter (through November 12, 2013)	6.98	6.00

The table below sets forth the high and low market prices (in U.S. dollars, converted from NIS as described above) for our common shares on the TASE during the most recent six-month period:

	HIGH	LOW
May 2013	5.77	5.08
June 2013	5.79	5.25
July 2013	6.15	5.55
August 2013	6.12	5.20
September 2013	6.45	5.59
October 2013	6.98	6.00

The closing price of our common shares on the TASE on November 12, 2013, being the last practicable date prior to the date of this prospectus supplement, was $6.90 (as converted from NIS based on the representative NIS-U.S. dollar rate of exchange published by the Bank of Israel for that day).

MATERIAL TAX CONSIDERATIONS

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our common shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our common shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of common shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli Tax Considerations

Tax Consequences Regarding Disposition of Our Common Shares

Overview

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, and on the disposal of such assets by non-Israeli residents if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”), distinguishes between the “Real Capital Gain” and the “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Shareholders

Israeli Resident Individuals.  Generally, as of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such a shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2013 and 50% as of January 1, 2014).

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Israeli Resident Corporations.  Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (25% in 2013, to be increased to 26.5% from 2014).

Non-Israeli Residents Shareholders

Shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among others, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our common shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Taxes Applicable to Dividends

Israeli Resident Shareholders

Israeli Resident Individuals.  Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise (each, as defined in Israel’s Law for the Encouragement of Capital Investments, 5719 – 1959) are subject to withholding tax at the rate of 15% (20% with respect to dividends to be distributed as of January 1, 2014 and subject to certain conditions), if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. A blended tax rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations.  Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or a Benefited Enterprise are subject to withholding tax at the rate of 15% (20% with respect to dividends to be distributed as of January 1, 2014 and subject to certain conditions), if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our common shares, at the rate of 25% (so long as the shares are registered with a Nominee Company) or 15% (20% with respect to dividends to be distributed beginning as of January 1, 2014 and subject to certain conditions) if the dividend is distributed from income attributed to our Approved Enterprises or Benefited Enterprise, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our common shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved or Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividends on our common shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

Taxation of Investments

The following discussion is a summary of certain anticipated tax consequences of an investment in our common shares under Curaçao tax laws and US federal income tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the common shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US, non-Curaçao, non-Israel) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the common shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change.

Curaçao Taxation

Under the laws of Curaçao as currently in effect, a holder of common shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, Curaçao, will not be subject to Curaçao income tax on dividends paid with respect to the common shares or on gains realized during that year on sale or disposal of such shares; Curaçao does not impose a withholding tax on dividends paid by the Company. Under Curaçao law, no gift or inheritance taxes are levied if, at the time of such gift or at the time of death, the relevant holder of common shares was not domiciled in Curaçao.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares to a U.S. holder. A U.S. holder is a holder of our common shares who is:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;
•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia;
•	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (to whom we refer as a non-U.S. holder) and considers only U.S. holders that will own our common shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our common shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our common shares upon the exercise of employee stock options or otherwise as compensation, and U.S. holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

Additionally, the tax treatment of persons who are, or hold our common shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences of purchasing, holding or disposing of our common shares.

Taxation of Distributions on Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our common shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is currently 20% for individuals with annual taxable income over $400,000 (or $450,000 for married individuals). For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service, or IRS, has determined that the U.S.-Netherlands Antilles income tax treaty is not a comprehensive income tax treaty for this purpose; however, our common shares currently trade on the NASDAQ Capital Market. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the common share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such common share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the common share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or a PFIC, for any taxable year, dividends paid on our common shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in our common shares to the extent thereof, and then as capital gain from the deemed disposition of the common shares. Because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.

Dividends paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our common shares. The gain or loss recognized on the disposition of the common shares will be long-term capital gain or loss if the U.S. holder held the common shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is currently 20% for individuals with annual taxable income over $400,000 (or $450,000 for married individuals). Capital gain from the sale, exchange or other disposition of common shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our common shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

As stated above, the common shares currently trade on the NASDAQ Capital Market. If the common shares are traded on an “established securities market” (including the NASDAQ Capital Market) a U.S. holder that uses the cash method of accounting (and a U.S. holder that uses the accrual method of accounting and that so elects) calculates the U.S. dollar value of the proceeds received in a foreign currency on the sale as of the date that the sale settles. If, however, the common shares cease to be treated as traded on an “established securities market” (or, if the common shares are so treated but an accrual method U.S. holder does not make the election referenced in the foregoing sentence), a U.S. holder is required to calculate the value of the proceeds of the sale received in a foreign currency as of the trade date and may therefore realize foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of its common shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2012.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our common shares (including gain deemed recognized if our common shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Common Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our common shares from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent's date of death.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund,” or a QEF, in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its common shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its common shares, any gain or loss realized by such holder on the disposition of its common shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such common shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000 (or $450,000 for married individuals). The QEF election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our common shares. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the common shares at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our common shares in a taxable year in which we are PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our common shares in a taxable year in which we are PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking our common shares to market will not be allowed, and any remaining loss from an actual disposition of our common shares generally would be capital loss. A U.S. holder’s tax basis in its common shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our common shares for the common shares to be considered “regularly traded” or that our common shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our common shares will be marketable stock for these purposes. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all common shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our common shares no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2012. We currently expect that we will not be a PFIC in 2013. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our common shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our common shares in the event that we qualify as a PFIC.

New Tax on Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our common shares and net gains from dispositions of our common shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the common shares.

Non-U.S. holders of Common Shares

Except as provided below, a non-U.S. holder of our common shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our common shares, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized on the disposition of our common shares by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a current rate of 28% with respect to dividend payments on, or receipt of the proceeds from the disposition of, our common shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our common shares in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

New Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of $50,000 (as determined under rules in new temporary Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our common shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under proposed Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Barclays Capital Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which we will furnish as an exhibit to our report of foreign private issuer on Form 6-K, each of the underwriters named below has severally agreed to purchase from us the respective number of common shares shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
William Blair & Company, L.L.C.
Needham & Company, LLC
Roth Capital Partners, LLC
Total	5,650,000

The underwriting agreement provides that the underwriters’ obligation to purchase common shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common shares offered hereby (other than those common shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;
•	the representations and warranties made by us to the underwriters are true;
•	there is no material change in our business or in the financial markets; and
•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The representative of the underwriters has advised us that the underwriters propose to offer the common shares directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $     per share. After the offering, the representative may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $400,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 847,500 shares at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers and Formula Systems (1985) Ltd. have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any common shares of the company or any securities convertible into or exchangeable or exercisable for common shares (collectively, we refer to these as the Lock-Up Securities), (2) exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (3) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus supplement.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or
•	prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the Lock-Up Period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc., in its sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common shares and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.
•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common shares on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase common shares offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Other Relationships

Certain of the underwriters and their related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with this offering, Roth Capital Partners, LLC, or Roth, one of the co-managers for this offering, has entered into a referral agreement with Mesodi Consultation & Investments, Ltd., or Mesodi, an Israeli company, pursuant to which Roth has agreed to pay to Mesodi a referral fee equal to 11.25% of Roth’s portion of the underwriting discount net of transaction expenses.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each referred to herein as a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (referred to as the Relevant Implementation Date), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive, including;
(a)	(in the case of Relevant Member States that have not implemented the 2010 PD Amending Directive), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and
(b)	(in the case of Relevant Member States that have implemented the 2010 PD Amending Directive), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or
B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or
C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive)(i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under Israeli Securities Law, and has not been filed with or approved by the Israeli Securities Authority. In Israel, this prospectus supplement and the accompanying prospectus may be distributed only to, and directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with shareholders’ equity in excess of 50 million Israeli new shekels and high net worth individuals who meet the qualifications specified in the law, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as the institutional investors). Institutional investors are required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this prospectus supplement and the accompanying prospectus in Israel, at our sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, referred to as the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art.

652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Residents of Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

LEGAL MATTERS

The validity of our common shares offered hereby and certain other matters relating to Curaçao law will be passed upon for us by Spigt Dutch Caribbean N.V., Willemstad, Curaçao. Certain other legal matters relating to Israeli and United States law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel and McDermott Will & Emery LLP, New York, New York, respectively. The underwriters are being represented by VanEps Kunneman VanDoorne, Curaçao; Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Tel Aviv, Israel; and White & Case LLP, New York, New York, with regards to matters relating to Curaçao, Israel, and United States law, respectively.

EXPERTS

The consolidated financial statements of each of Sapiens International Corporation N.V. and two of its subsidiaries — Sapiens Software Solution (IDIT) Ltd. (formerly known as IDIT I.D.I. Technologies Ltd.) and F.I.S Software Ltd. — that are incorporated by reference herein from our annual report on Form 20-F for the year ended December 31, 2012 and from our report of foreign private issuer on Form 6-K furnished to the SEC on March 11, 2013 (as applicable), have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized under the laws of Curaçao and our managing directors reside outside the United States (primarily in Israel), and substantially all of our assets are located outside the United States, including, to a significant extent, in Israel. As a result, it may not be possible to effect service of process within the United States on us or any such person or to enforce against us or any such person judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and Curaçao do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be directly enforceable in Curaçao.

In order to obtain a judgment that is enforceable in Curaçao the claim must be relitigated before a competent court in Curaçao. Under current practice, a judgment rendered in the United States will be recognized by a Curaçao court provided that:

(1)	if that judgment results from proceedings compatible with Curaçao concepts of due process; and
(2)	if the judgment does not contravene the public policy of Curaçao.

If the judgment is recognized by a Curaçao court, that court will generally grant the same award without review of the merits of the case.

There is doubt concerning the enforceability of civil liabilities under U.S. law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus supplement. However, as is permitted by the rules and regulations of the SEC, this prospectus supplement, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F. Our future reports on Form 20-F must be filed on or before April 30 of the year following the year to which they relate. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus supplement and the accompanying prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-20181). These filings contain important information which does not appear in this prospectus supplement or in the accompanying prospectus. The SEC allows us to “incorporate by reference” information into this prospectus supplement and accompanying prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus supplement and accompanying prospectus the documents listed below and all amendments or supplements we may file to such documents before the time that all of the securities offered by this prospectus supplement have been sold or de-registered:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the SEC on March 11, 2013 and amended on April 23, 2013;
•	our reports of foreign private issuer on Form 6-K furnished to the SEC on:
•	March 11, 2013 (containing consolidated financial statements of our subsidiaries Sapiens Software Solution (IDIT) Ltd. (formerly known as IDIT I.D.I. Technologies Ltd.) and F.I.S Software Ltd. as of, and for the fiscal year ended, December 31, 2010); and
•	November 13, 2013 (appending our unaudited consolidated financial statements for, and Operating and Financial Review and Prospects with respect to, the nine months ended September 30, 2013).
•	the description of our common shares contained in our Registration Statement on Form 8-A (SEC File No. 001-33129), filed with the SEC on n May 7, 1992, as amended by Amendment No. 1 thereto, filed with the SEC on May 26, 1992, as the same may be amended further from time to time.

We will also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act until we terminate the offering, but only to the extent contemplated by any prospectus supplement or future Form 6-K that is filed with the SEC. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions or in a future prospectus supplement.

Certain statements in and portions of this prospectus supplement and accompanying prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement and accompanying prospectus may update and replace statements in and portions of this prospectus supplement and the accompanying prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Sapiens International Corporation N.V., Azrieli Center, 26 Harukmim St., Holon, 5885800 Israel, Attention: Chief Financial Officer, telephone number +972-3-790-2000. You may also obtain information about us by visiting our website at http://www.sapiens.com. Information contained in our website is not part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Sapiens International Corporation N.V.

Common Shares

We may from time to time offer and sell, in one or more offerings, our common shares with an aggregate initial offering price of up to $40,000,000. In addition, selling shareholders to be named in a prospectus supplement may from time to time offer and sell, in one or more offerings, up to 6,000,000 common shares. At any time a particular offer of the common shares covered by this prospectus is made by us or any selling shareholder, we will provide a prospectus supplement, if required. Any such prospectus supplement will provide specific information about the terms of that offering and also may add, update or change information contained in this prospectus. In the prospectus supplement relating to any sales by the selling shareholders, we will, among other things, identify the number of our common shares that each of the selling shareholders will be selling. We will not receive any proceeds from the sale of common shares by the selling shareholders.

We or the selling shareholders may offer the common shares independently or together for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. If any underwriters, dealers or agents are involved in the sale of any of the common shares, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the “Plan of Distribution” and “About this Prospectus” sections for more information.

You should read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus carefully before you invest in any of our securities. Our common shares are quoted on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “SPNS.”

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is dated May 2, 2013

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this process, we may from time to time offer and sell our common shares, in one or more offerings, up to a total dollar amount of $40,000,000. In addition, under this process, the selling shareholders may from time to time offer and sell up to 6,000,000 of our common shares in one or more offerings.

This prospectus only provides you with a general description of our common shares. Each time we or any selling shareholder sells our common shares, we or the selling shareholder will provide a prospectus supplement containing specific information about the offering, if required. Any such prospectus supplement may include a discussion of any risk factors or other special considerations that apply to that offering. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our common shares, you should carefully read both this prospectus and any prospectus supplement together with additional information incorporated by reference herein and described under the headings “Where You Can Find More Information” and “Incorporation By Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

When acquiring any common shares discussed in this prospectus, you should rely only on the information provided in this prospectus and in any applicable prospectus supplement, including the information incorporated by reference. Neither we, nor any selling shareholder nor any underwriter, dealer or agent has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling shareholder is offering our common shares in any jurisdiction where the offer or sale is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of any such document.

We or the selling shareholders may sell our common shares to underwriters who will sell the securities to the public at a fixed offering price or at varying prices determined at the time of sale. The applicable prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters, dealers or agents and, in the case of a sale by us, the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to:

“Sapiens,” the “Company,” the “Registrant,” “us,” “we” and “our” are to Sapiens International Corporation N.V., a Curaçao company, and its consolidated subsidiaries.

“Our shares,” “common shares” and similar expressions refer to the Registrant’s Common Shares, par value €0.01 per share.

“Dollars”, “US dollars” or “$” are to United States Dollars.

OUR COMPANY

We are a global provider of software solutions for the financial services industry, with a focus on insurance. We offer our customers a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities, Pensions and Retirement (“L&P”) products, (ii) business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) project delivery and implementation of our mission critical solutions using best practices. We are a public limited liability company. We were incorporated and registered in the former Netherlands Antilles on April 6, 1990. Following the dissolution of The Netherlands Antilles in late 2010, we became registered, and currently operate, under the provisions of the Curaçao Civil Code. Our registered office is located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, and our telephone number in Curaçao is +5999-736-6277. United International Trust N.V. is the Company’s agent in Curaçao and serves as a member of our Board of Directors. Our principal executive office is located at Azrieli Center, 26 Harukmim St., Holon, 5885800 Israel and the telephone number for this office is +972-3-790-2000. Our agent for service of process in the US is our subsidiary, Sapiens Americas Corporation, 4000 CentreGreen Way, Suite 150, Cary, NC 27513, USA. Our website address is http://www.sapiens.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus

FORWARD-LOOKING STATEMENTS

This prospectus, the documents incorporated in it by reference and accompanying prospectus supplements may contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements can be identified by the use of forward-looking language such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “plan,” “project,” “seek,” “could,” “should” or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks described in any applicable prospectus supplement or the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and any applicable prospectus supplement. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should refer to the “Risk Factors” section of this prospectus or our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject, which should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus or in any prospectus supplement.

RISK FACTORS

Investing in our common shares involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent annual report on Form 20-F, and in our updates, if any, to those risk factors in our reports on Form 6-K, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

OFFER STATISTICS AND EXPECTED TIMETABLE

We may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of common shares as shall have a maximum aggregate offering price of $40.000.000. In addition, the selling shareholders may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) up to 6,000,000 common shares. The actual per share price of the securities that we or the selling shareholders will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see “Plan of Distribution” below).

USE OF PROCEEDS

Except as otherwise described in any prospectus supplement, we anticipate using the net proceeds from the sale of the common shares for general corporate purposes.

We will not receive any proceeds from the sale of any common shares by the selling shareholders.

CAPITALIZATION

Our capitalization will be set forth in a prospectus supplement to this prospectus or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated herein by reference.

DESCRIPTION OF COMMON SHARES

We were incorporated in the former Netherlands Antilles on April 6, 1990. Following the dissolution of The Netherlands Antilles in late 2010, we became registered, and currently operate, under the provisions of the Curaçao Civil Code, and our affairs are governed by our Articles of Association (the “Articles”) and the Curaçao Civil Code.

The maximum nominal capital of the Company shall be €550,000 divided into 54,000,000 common shares and 1,000,000 preferred shares, each with a nominal value of €0.01. As at December 31, 2012, 2011 and 2010, we had 38,679,505, 39,680,630 and 22,044,834 common shares outstanding, respectively. We have no preferred shares outstanding.

The following description of our common shares does not purport to be complete and is qualified in its entirety by reference to the Articles, which are filed as an exhibit to the registration statement of which this prospectus forms a part.

Rights and Preferences.  The Company has a nominal capital consisting of a maximum number of 54,000,000 common shares and 1,000,000 preferred shares. The Company has only one class of shares of common stock, the common shares, currently outstanding. The rights and preferences of the holders of common shares are summarized below. The Articles authorize a class of preferred shares (the “Preferred Shares”). As of the date of this prospectus, no Preferred Shares are issued and outstanding.

Common Shares.  Holders of the common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of the common shares do not have cumulative voting rights in the election of directors. All common shares are equal to each other with respect to liquidation and dividend rights. Holders of the common shares are entitled to receive dividends, subject to shareholder approval, out of funds legally available under Curaçao law. Profits shall be distributed first to holders of any series or class of Preferred Shares, in accordance with their respective ranking, then to the holders of common shares. See “Dividend Policy” below. In the event of the liquidation of the Company, all assets available for distribution to the holders of the common shares are distributable among them according to their respective holdings, subject to the preferences of any shares having a preference upon liquidation that may be then outstanding. Holders of the common shares have no preemptive rights to purchase any additional, unissued common shares.

Preferred Shares.  The Articles permit the board of directors to provide for the issuance of up to 1,000,000 Preferred Shares and the board of directors may establish a class or series of Preferred Shares, the number of shares to be included in any such class or series and the powers, preferences, and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board with respect to each such series shall include, without limiting the generality of the foregoing, the determination of any or all of the following: (i) the number of shares of such class or series and the distinctive designation of the class or series of Preferred Shares from the Preferred Shares of all other series; (ii) whether the class or series of Preferred Shares is entitled to dividends, and the amounts and timing of payment thereof; (iii) the voting powers, if any, of the holders of shares of such series and whether such voting powers are full or limited; (iii) the right to convert the preferred shares into common shares or another series of Preferred Shares; (iv) the redemption rights, if any, applicable to such series, including, without limitation, the redemption price or prices, if any, to be paid for the shares of such series; and (ix) any other preferences permitted by law. Though the actual effect of any such issuance on the rights of the holders of common shares will not be known until our board of directors determines the specific rights of the holders of Preferred Shares, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common shares;
•	reducing the likelihood that holders of common shares will receive dividend payments;
•	reducing the likelihood that holders of common shares will receive payments in the event of our liquidation, dissolution, or winding up; and
•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Dividend Policy.  Upon review of our consolidated results of operations, financial condition, cash requirements, future prospects and other factors, on January 15, 2013, our Board of Directors determined, subject to shareholder approval, to declare and pay a one-time cash interim dividend of $0.15 per Common Share (or $5.8 million in the aggregate), which interim dividend was paid on February 22, 2013. We currently have no dividend policy and do not presently anticipate paying dividends within the next twelve months. Any determination in the future to pay dividends will be dependent upon the Company’s financial condition and cash requirements and other factors. In addition, the ability of the Company to pay dividends is subject to the limitations of the Curaçao Civil Code, which provides, among other things, that interim dividends, while permitted to be paid periodically during a fiscal year, are subject to a resolution of the Board of Directors in that respect, if justified by the anticipated profits of the Company, as an advance payment of the dividend expected to be declared by the General Meeting of Shareholders. The Curaçao Civil Code also provides that a distribution of dividends can only occur if, at the moment of distribution, the equity of the Company equals at least the nominal capital of the Company and, as a result of the distribution, will not fall below the nominal capital. Nominal capital is the sum of the par values of all of the issued shares of the Company’s capital stock at any moment in time.

Changing the Rights of the Shareholders.  The general meeting of shareholders decides upon any change in the Articles. A resolution to amend the Articles requires a resolution adopted at a General Meeting of Shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, provided that the Company shall not, without the affirmative vote of the holders of 66% of any then outstanding series or class of Preferred Shares voting in a Special Class Meeting, amend the Articles in any manner that adversely affects the preferences, powers, rights, or privileges of the holders of such series or class of Preferred Shares.

General Meetings.  At least one general meeting of shareholders must be held each year. General meetings must be held in Curaçao. Special general meetings of shareholders may be called at any time by the Chairman, the Co-Chairman of the Board or by the Board of Directors upon no less than 12 nor more than 60 days’ written notice to the Company’s shareholders. Every shareholder, each person entitled to vote and each board member has the right to attend any meeting of shareholders in person or by proxy and to address the meeting. No action may be taken at any meeting of shareholders unless a quorum consisting of holders of at least one-half of the shares outstanding and entitled to vote are present at the meeting in person or by proxy.

Limitations to Own Securities.  The Articles contain no limits on the right to own securities.

Change of Control.  The Articles contain no provisions that would prevent or delay a change of control of the Company.

Disclosure of Ownership.  The shares shall be entered into a share register, which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors. The entry shall mention amongst other things the name and address of the shareholder. The National Ordinance Holdings in Listed Companies 1991 imposes disclosure requirements if a shareholder holds voting rights in corporations which are incorporated in accordance with the former Netherlands Antilles/Curaçao law and are listed or traded on certain specified stock exchanges. The NASDAQ Capital Market is not one of them.

Board of Directors.  In case of a conflict of interest between the Company and one or more directors, acting either in private or ex officio, the Company shall be represented by a person appointed thereto by the General Meeting of Shareholders or the Board of Directors. A director who knows or ought to understand that in a certain instance there is mention of a conflicting interest between the Company and him acting privately or ex officio, will timely inform the General Meeting of Shareholders or Board of Directors of such conflict of interest. No conflict of interest will be deemed to exist between the Company and one or more of its directors in case of a contract or transaction between the Company and any other corporation, partnership, association, or other organization in which one or more directors are directors or officers, or have a financial interest, solely for this reason, or solely because the director is present or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if: (a) the material facts are disclosed or are known to the Board of Directors, (b) the material facts are disclosed or are known to the shareholders entitled to vote thereon, (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board of Directors, a Committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a Committee which authorizes the contract or transaction.

The Articles do not grant borrowing powers to individual directors; nor do they require directors to resign at a certain age or to purchase a certain number of common shares.

SELLING SHAREHOLDERS

The selling shareholders, including their transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 6,000,000 common shares.

The selling shareholders originally acquired the common shares in connection with our acquisition of IDIT I.D.I. Technologies Ltd. (now known as Sapiens Software Solution (IDIT) Ltd.) (“IDIT”) and FIS Software Ltd. (“FIS”), which was consummated on August 21, 2011. On such date, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the former shareholders of IDIT and FIS (collectively, the “Holders”). Pursuant to the Registration Rights Agreement, the Holders are entitled to piggyback registration rights in connection with any registration statement we file (subject to customary exceptions). The Holders also agreed to execute a lock-up agreement if requested by the representative of the underwriters in any underwritten offering. The common shares to be sold by the selling shareholders are included in this shelf registration statement pursuant to the Registration Rights Agreement. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the registration rights agreement, a copy of which is filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part.

We will identify the selling shareholders in a prospectus supplement filed pursuant to Securities Act Rule 424(b)(7), as permitted by Rule 430B(b)(2). We will not receive any proceeds from the sales of common shares by the selling shareholders.

PLAN OF DISTRIBUTION

We and/or the selling shareholders may sell or distribute our common shares from time to time in one or more public or private transactions:

•	through underwriters;
•	through agents;
•	to dealers;
•	directly to one or more purchasers;
•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise;
•	in block trades;

•	through a combination of any of the above; and
•	any other method permitted pursuant to applicable law.

In particular, the selling shareholders (including any pledgee, donee, transferee or other successor-in-interest) may sell or distribute their common shares from time to time in one or more public or private transactions, including:

•	block trades, including block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction;
•	on any exchange or quotation service or in the over-the-counter market;
•	in transactions otherwise than on an exchange or systems or in the over-the-counter market;
•	through the writing or settlement of put or call options relating to such securities, whether such put or call options are listed on a put or call option exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	the short sales of such securities;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	through the lending of such securities;
•	by pledge to secure debts and other obligations or on foreclosure of a pledge;
•	through the distribution of such securities by the selling shareholders to their partners, members or shareholders;
•	through a combination of any of the above; and
•	any other method permitted pursuant to applicable law.

Any sale or distribution may be effected by us or the selling shareholders:

•	at market prices prevailing at the time of sale;
•	at varying prices determined at the time of sale; or
•	at negotiated or fixed prices.

We will not receive any of the proceeds from the sale by the selling shareholders of the common shares. If the common shares are sold by the selling shareholders through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

At any time a particular offer of the common shares is made, a prospectus supplement, if required, will be distributed and set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the common shares and the proceeds to us and/or the selling shareholders from such sales or distribution, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

In compliance with certain guidelines of the Financial Industry Regulatory Authority, or FINRA, with respect to shelf registration statements, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus and any applicable prospectus supplement.

In addition, we may distribute the common shares as a dividend or in a rights offering to our existing security holders. In some cases, we and/or the selling shareholders or dealers acting for us and/or the selling shareholders or on behalf of us and/or the selling shareholders may also repurchase the common shares and reoffer them to the public by one or more of the methods described above.

Through Underwriters

If underwriters are used in a sale or distribution, the common shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell or distribute the common shares in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. The common shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the common shares if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell or distribute the common shares in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell or distribute for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Through Agents or to Dealers

We and/or the selling shareholders may sell or distribute the common shares directly or through agents we and/or the selling shareholders designate from time to time. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If dealers are used in any of the sales or distribution of the common shares covered by this prospectus, we and/or the selling shareholders will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale.

Direct Sales

We and/or the selling shareholders may sell or distribute the common shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof.

Delayed Delivery

If so indicated in a prospectus supplement, we and/or the selling shareholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase the common shares from us and/or the selling shareholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Derivative Transactions and Hedging

We and/or the selling shareholders and the underwriters may engage in derivative transactions involving the common shares. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we and/or the selling shareholders may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales or distributions of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us and/or the selling shareholders or others (or, in the case of derivatives, securities received from us and/or the selling shareholders in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or the selling shareholders may loan or pledge the common shares to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General

Agents, dealers, the selling shareholders and direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and/or the selling shareholders and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Agents, dealers and underwriters may be entitled under agreements entered into with us and/or the selling shareholders to indemnification by us and/or the selling shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our and/or the selling shareholders’ behalf.

A selling shareholder also may resell all or a portion of its common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conform to the requirements of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3, of which this prospectus is part, with respect to the common shares we and the selling shareholders will offer. This prospectus and any accompanying prospectus supplement do not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the common shares we and the selling shareholders may offer. Statements we make in this prospectus and any accompanying prospectus supplement about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the office of the SEC and may be inspected without charge.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file annual and special reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F (File No. 000-20181) for the fiscal year ended December 31, 2012 filed with the SEC on March 11, 2013 and amended on April 23, 2013;
•	our reports on Form 6-K (File No. 000-20181) furnished to the SEC on March 11, 2013 (containing the consolidated financial condition and results of operations of FIS Software Ltd. and Sapiens Software Solution (IDIT) Ltd. (formerly known as IDIT I.D.I. Technologies Ltd.) as of and for the year ended December 31, 2010);
•	the description of our common shares set forth in our Registration Statement on Form 8-A filed with the Commission on May 7, 1992, as amended by Amendment No. 1 thereto, filed with the Commission on May 26, 1992, as the same may be amended further from time to time; and
•	with respect to each offering of common shares under this prospectus, each subsequent report on Form 20-F and each report on Form 6-K that indicates that it is being incorporated by reference, in each case, that we file with or furnish to the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Sapiens International Corporation N.V.
Azrieli Center
26 Harukmim St.
Holon, 5885800 Israel
Tel: +972-3-790-2000
Attention: Legal Department

ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of Curaçao and our managing directors reside outside the United States, and substantially all of our assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States on us or any such person or to enforce against us or any such person judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and Curaçao do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be directly enforceable in Curaçao.

In order to obtain a judgment that is enforceable in Curaçao the claim must be relitigated before a competent court in Curaçao. Under current practice, a judgment rendered in the United States will be recognized by a Curaçao court provided that:

(1) if that judgment results from proceedings compatible with Curaçao concepts of due process; and

(2) if the judgment does not contravene the public policy of Curaçao.

If the judgment is recognized by a Curaçao court, that court will generally grant the same award without review of the merits of the case.

LEGAL MATTERS

The validity of our common shares will be passed upon by Spigt Dutch Caribbean N.V., our Curaçao counsel.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2012 have been audited by Kost Forer Gabbay & Kasierer (a member of EY Global), an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and given on their authority as experts in accounting and auditing.

5,650,000 Shares

Sapiens International Corporation N.V.

Common Shares

Prospectus Supplement
           , 2013

Barclays

William Blair

Needham & Company

Roth Capital Partners